Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Aquestive Therapeutics, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-226399) on Form S-8 of Aquestive Therapeutics, Inc. of our report dated March 14, 2019, with respect to the consolidated balance sheets of Aquestive Therapeutics, Inc. as of December 31, 2018 and 2017, and related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity/members’ deficit, and cash flows for each of the years in the two-year period ended December 31, 2018, and the related notes (collectively, the consolidated financial statements) which report appears in the December 31, 2018 annual report on Form 10-K of Aquestive Therapeutics, Inc..

/s/ KPMG LLP
New York, New York
March 14, 2019